UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2023

ALMCO PLUMBING INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-12195

California	36-4915179
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5663 Balboa Avenue #372 San Diego, CA 92111	858-209-7214
(Address of principal executive offices)	Registrant’s telephone number, including area code

Website: https://almcoplumbing.com

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Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion in conjunction with our consolidated financial statements and the related notes. This discussion may contain forward-looking statements that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors.

Revenue

Revenue for the six months ended June 30, 2023 and 2022 was $1,267,985 and $719,819 respectively.

Our gross sales increased because we optimize our daily routing (fasting accepting calls and transfer it to our daily field plumbers, expanded the region of our clients, used benefits from advertising. Also, we received more referral and more orders from other businesses, such as restaurants and stores, which in general generate a higher billing due to nature of services required.

Gross Profit

Gross profit for the six months ended June 30, 2023 and 2022 was $640,397 and $298,785 respectively. Our Gross profit increased in part because of an increase in sales and also because of changes in the customer search system, and increased the productivity of plumbers.

General and Administrative Expense

General and administrative expense for the six months ended June 30, 2023 and 2022 were $335,323 and $135,623, respectively, an increase almost in 2.5 times. Due to increased volume of service calls, we hired more workers which increased our payroll and related costs. Also, we opened a new office facility and increased our inventory of parts and supplies.

Net Income

We generated net income during the six months ended June 30, 2023 $90,714 and $63,614 during the six months ended June 30,2022. The increase was due primarily to an increase in revenue and increase efficiencies in providing services, which was partially offset by increases in general and administrative expenses described above.

   Liquidity and Capital Resources

The consolidated financial statements included in this Offering Circular have been prepared assuming that the Company will continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

Liquidity is difference between current assets and current liabilities – it reflects our ability to meet current obligations as they become due.

Our Total Current Assets as of June 30,2023 were $246,975 and

Our Total Current Liabilities as of June 30,2023 were $70,615

Based of the above we are the company with liquidity in the positive range.

Capital resources is our ability to grow the business with the financial and other resources that we have on hand. During the most recent six months covered by this report, our office and service personnel, infrastructure, service fleet, parts and supplies on hand and other resources are adequate to service our current volume of work. In the event our volume of work continues to increase, as it has over during the most recent six months covered by this report, we would expect to increase our service personnel, service fleet, parts and supplies on hand as necessary to adequately service new customers.

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Since our inception, the Company has financed its operations internally. The Company is dependent upon raising additional capital or seeking additional equity financing to fund for develop a new operating plan. Failure to obtain sufficient equity financing could adversely affect our ability to achieve its business objectives and develop by scaling the business. Further, you have no assurance as to the availability or terms upon which the required financing and capital might be available.

 Item 2. Other Information

We have filed an offering statement on Form 1-A under the Securities Act with the U.S. Securities and Exchange Commission March 24, 2023. This offering circular does not include all of the information contained in the offering statement. You should refer to the offering statement and our exhibits for additional information. Whenever we make reference in this offering circular to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the offering statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file certain reports and other information with the SEC for a period of time and may continue to voluntarily file such reports.

You can read our SEC filings, including the offering statement of which this offering circular is a part, and exhibits, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at our Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

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Item 3. Financial Statements

ALMCO PLUMBING INC.

Condensed Financial Statements

At and for the six months ended June 30, 2023 and 2022

Unaudited Financial Statements
Condensed Balance Sheets	5
Condensed Statements of Operations	6
Condensed Statements of Stockholders’ Equity	7
Condensed Statements of Cash Flows	8
Notes to Condensed Financial Statements	9-12

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ALMCO PLUMBING INC.
CONDENSED BALANCE SHEET
JUNE 30, 2023 AND DECEMBER 31, 2022

	June 30, 2023 Unaudited	December 31, 2022 Audited
ASSETS
Current Assets:
Cash & Cash equivalents	$62,898	$85,287
Accounts Receivable	$179,577	$98,801
Other Current Assets	$4,500	$4,500
Total Current Assets	$246,975	$188,588
Fixed Assets
Intangible Fixed Assets	$1,849	$1,849
Tangible Fixed Assets	$410,289	$310,242
Total Fixed Assets	$412,138	$312,091
TOTAL ASSETS	$659,113	$500,679

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Current Liabilities:
Accounts Payable	$3,728	$17
Credit Cards	$23,878	$10,047
Other Current Liabilities	$43,009	$46,109
Total Current Liabilities	$70,615	$56,173
Long-Term Liabilities
Loans for vehicles	$186,478	$139,129
Total Long-Term Liabilities	$186,478	$139,129
Total Liabilities	$257,093	$195,302
STOCKHOLDERS' EQUITY	$402,020	$305,377
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$659,113	$500,679

The notes are integral part of these financial statements.

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ALMCO PLUMBING INC.
CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND JUNE 30, 2022

	For the six months ended June 30, 2023	For the six months ended June 30, 2022
Revenues
Gross Revenues	$1,267,985	$719,819
Cost of Sales
Field tech Salaries	$94,280	$91,014
Field tech salary taxes	$11,703	$7,143
Vehicle expenses	$43,285	$37,313
Other Cost of Sales	$478,319	$285,564
Total Cost of Sales	$627,587	$421,033
Gross Profit	$640,397	$298,785
Operational Expenses
General Administrative Expenses
Salaries and Wages	$150,095	$68,926
Salary Taxes	$18,550	$5,695
Other General Administrative expenses	$166,678	$61,002
Total General Administrative Expenses	$335,323	$135,623
Sales and Marketing Expenses	$153,733	$87,350
Bad Debts Expenses	$20,847	$—
Total Operational Expenses	$509,903	$222,973
Net Operating Income	$130,494	$75,812
Other Income & Expenses
Other Income	$2,898	$6,265
Other Expenses	$42,678	$18,463
Net Other Income (Loss)	$(39,780)	$(12,198)
Net Income	$90,714	$63,614

The notes are integral part of these financial statements.

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ALMCO PLUMBING INC.

CONDENSED STATEMENTS OF STOCKHOLDERS' EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Common Stock
	Shares	Par Value	APIC	Investments	Accumulated Gain/Deficit	Total Stockholders' Equity
Balance, December 31, 2022	35,000,000	$0.001	$35,000	$10,286	$258,669	$303,955
Net Profit					$90,714	$90,714
Owner's expenses					$—	$—
Common Stock purchase by non-affiliate shareholders	7,350	$1	$7,350	$—	$—	$7,350
Balance, June 30, 2023	35,007,350	$1.001	$42,350	$10,286	$350,805	$402,020

The notes are integral part of these financial statements.

ALMCO PLUMBING INC.

CONDENSED STATEMENTS OF STOCKHOLDERS' EQUITY (UNAUDITED)

 FOR THE SIX MONTHS ENDED JUNE 30, 2022

	Common Stock
	Shares	Par Value	APIC	Investments	Accumulated Gain/Deficit	Total Stockholders' Equity
Balance, December 31, 2021	0	$0.001	$—	$10,286	$25,149	$35,436
Net Profit					$63,614	$63,614
Owner's expenses					$—	$—
Balance, June 30, 2022	0	$0.001	$—	$10,286	$88,764	$99,050

The notes are integral part of these financial statements.

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ALMCO PLUMBING INC.
CONDENSED STATEMENT OF CASH FLOWS (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND JUNE 30,2022

	For the six months ended June 30, 2023	For the six months ended June 30, 2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$90,714	$63,614
Adjustments to reconcile Net Income to Net Cash provided by operations:
Accounts Receivable	(80,776)	$27,555
Other Current Assets	$—	$(4,500)
Accounts Payable (A/P)	$3,711	$17,190
Credit Cards	$13,831	$2,294
Other Current Liabilities	(3,100)	$9,499
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(66,334)	$52,038
NET CASH PROVIDED BY OPERATING ACTIVITIES:	$24,380	$115,653

CASH FLOWS FROM INVESTING ACTIVITIES
Intangible Fixed Assets	$—	$—
Tangible Fixed Assets	(100,048)	$(176,369)
NET CASH PROVIDED BY INVESTING ACTIVITIES	(100,048)	$(176,369)

CASH FLOWS FROM FINANCING ACTIVITIES:
Loans for vehicles	$47,349	$81,430
Opening Balance Equity	$7,350	$—
Owner's Pay & Personal Expenses	$—	$—
NET CASH PROVIDED BY FINANCING ACTIVITIES:	$54,699	$81,430

Net Increase (Decrease) in cash for period	(20,968)	$20,714
Cash and Cash EQ Beginning of period	$85,287	$22,079
Cash and Cash EQ Ending of period	$64,319	$42,793

The notes are integral part of these financial statements.

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ALMCO PLUMBING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AT AND FOR THE SIX MONTHS ENDED JUNE 30, 2023

AND THE SIX MONTHS ENDED JUNE 30, 2022

NOTE 1 — Description of Business

ALMCO PLUMBING INC. (the “Company”), a California corporation formed on March 20, 2018. The Company is engaged in the plumbing business in San Diego aria.

Plumbing services is our main activity service, which represent mostly of revenue, are primarily the installation of systems that convey domestic water throughout a building, systems that transport sanitary waste out of a building to a sewer connection, and systems that supply natural gas to various equipment or appliances such as heaters, boilers, ovens and stoves. A domestic water system typically includes separate piping for hot and cold water, as well as a number of fixtures such as sinks, bathtubs and showers. Plumbing contracting projects begin with project design and engineering in which the location, configuration and specifications for the plumbing systems to be installed are determined. Whether the design is provided by the customer, or produced by the Company, the type, size and design of piping, fittings, valves, fixtures and other equipment is typically entered into our computer systems which handle estimation, materials ordering and job scheduling functions. Substantially all of the equipment and component parts the Company installs are purchased from third-party wholesale suppliers or directly from the manufacturers and resold to the customer as part of the contracted installation. Orders and deliveries are coordinated to match the project schedule. Whenever possible, a significant portion of the plumbing and piping assembly is prefabricated at the Company’s facilities in order to reduce on-site installation time, increase quality control and reduce material costs and service time.

We have growing operating revenues. Recorded revenues were generated from customers’ payments. We generate revenue from single family residential, multifamily residential and commercial customers, respectively. These operating segments offer similar products and services with differing complexities to distinct customer groups.

The single-family residential market includes housing projects, small condominium projects, and town house development. The multifamily residential market includes apartment projects and condominiums. For family and multifamily residential customers, we provide plumbing, maintenance and repair services.

Our commercial segment is focused on obtaining plumbing and mechanical contracts with higher margins.

We provide plumbing, mechanical contracting services, maintenance and repair to commercial customers. The commercial market includes retail establishments, office buildings, hotels, manufacturing plants and other industrial complexes.

NOTE 2 — Significant Accounting Policies and Recent Accounting Pronouncements

Basis of Presentation

The Company follows United States GAAP (Generally Accepted Accounting Principles) for presentation of financial statements and disclosures. The Balance sheet, Statement of Operations, Statement stockholders’ Equity, Statement of Cash Flow are reported representing our activities operations for the six months 2023 and 2022. The Financial Statements and related disclosures as of June 30, 2023 and June 30, 2022 are unaudited. The Company has adopted December 31 fiscal year end.

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Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. These estimates and assumptions are used in, but not limited to, certain receivables and accounts payable and the provision for uncertain liabilities.

Revenue Recognition

The Company follows ASC 606 2014-09 Revenue from Contracts with Customers. This involves identifying the contract with the customer, identify separate performance obligations, determine the transaction price, allocate the transaction price to the separate performance obligations, and then recognize revenue when (or as) performance obligations are satisfied. The Company considered recognizes its revenue on the accrual basis, which considers revenue to be earned when the services have been performed. We considered gross revenue as a principal. Our revenue includes payments from the costumers for the plumbing business.

Inventories – Inventories are measured at the lower of cost and net realizable value. The cost of inventory is based on the weighted average principle for finished goods and on the standard cost principle for raw materials and work-in-progress for inventories that are manufactured. Cost includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses.

Cash and Cash Equivalents - All highly liquid investments with original maturities of nine months or less are classified as cash and cash equivalents. The fair value of cash and cash equivalents approximates the amounts shown on the financial statements.

Fair Value of Financial Instruments

ASC 825, 'Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments. ASC 820, “Fair Value Measurements" defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2023 and June 30, 2022.

Income Taxes

The Company is subject to income taxes in the United States. Income tax expense (benefit) is provided for using the asset and liability method of accounting for income taxes in accordance with ASC Topic 740, 'Income Taxes. Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity's financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if based on the weight of the available positive and negative evidence, it is more likely than not some portion or all of the deferred tax assets wit not be realized.

ASC Topic 740.10.30 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740.10 provides guidance on recognition and measuring tax positions taken or expected to be taken in a tax return that directly or indirectly affect amounts reported in financial statements.

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Basic and Diluted Loss Per Share

The Company computes earnings (loss) per share in accordance with ASC 260-10-45 'Earnings per Share, which requires presentation of both basic and diluted earnings per share on the face of the statement of operations. Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common stockholders by the weighted average number of outstanding common shares during the period. Diluted earnings (loss) per share gives effect to all dilutive potential common shares outstanding during the period. Dilutive earnings (loss) per share excludes al potential common shares if their effect is anti-dilutive. The Company has no potential dilutive instruments, and therefore, basic and diluted earnings (loss) per share are equal.

Accounting Standards

Effective for 2019, the Company adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“Topic 606”). Topic 606 supersedes the revenue requirements in ASC Topic 605, Revenue Recognition. The Company has evaluated the impact of this accounting standard on its Consolidated Financial Statements and concluded that the Company’s business and relations with customers continue to fall within the scope of existing guidance. Servicing fees, labore fees, net income, gains and losses for the services provided remain within the scope of ASC topic 310—Receivables or ASC topic 860—Transfers and Servicing. Consequently, there was no transition adjustment required on the accompanying financial statements for adopting Topic 606.

NOTE 3 — Property and Equipment

Fixed Assets

June 30, 2023
Total Fixed Assets	$412,138

June 30, 2022
Total Fixed Assets	$312,091

NOTE 4 — Concentrations

We have a lot of customers from whom we received the income and we are able to diversify in order to mitigate the risks.

NOTE 5 — Concentration of Credit Risk

The Company maintains cash balances at a Bank of America financial institution. The balance, at any given time, may exceed Federal Deposit Insurance Corporation FDIC insurance limits of $250,000 per institution. The Company's cash balances at June 30, 2023 were within FDIC insured limits.

NOTE 6 — Debt

Vladyslav Khorenko is our CEO. From time to time, he loaned the Company funds for the operational costs. In 2022 and 2023 he wasn’t loaned any amount.

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NOTE 7— Shareholders Equity

As of June 30, 2022, the company authorized to issue 0 of common shares. The Company has no stock-based compensation plans for employees and non-employee members of the Board of Directors.

November 1st, 2022, the Company issue resolution about authorized to issue to 75,000,000 of common shares.

At December 31, 2022, the total number of shares of all classes of stock, which the Company shall have authority to issue is 50,000,000, consisting of 32,000,000 common shares or 64% issue to our CEO Vladyslav Khorenko, 3,000,000 common stock or 6% to Genova LLC, and 15,000,000 or 30% we going to sell to the public.

During 6 months period ended June 30, 2023 the Company sold 7,350 common shares to 8 shareholders for the price $1 per share for total amount of $7,350 and continue selling process.

The Company has no stock-based compensation plans for employees and non-employee members of the Board of Directors.

NOTE 8 — Commitments and Contingencies

The Company has no commitments or contingencies.

NOTE 9 — Contractual Arrangements

The Company has no long terms ongoing contractual arrangements with our customers.

NOTE 10 — Subsequent Events and climate-related events impacts to financial statement

The rule would require company to disclose, in a footnote to the financial statements, the financial statement impacts of (i) climate-related events, including severe weather events and other natural conditions such as flooding, drought, wildfires, extreme temperatures, and sea level rise, and (ii) transition activities, including efforts to reduce GHG emissions or otherwise mitigate exposure to transition risks.

The Company's management reviewed all material events through June 30, 2023 the date our semi-annual period ended. By this date we have the assets that directly and indirectly influenced on environmental. We indicated risks, include climate related risks in Risk Factors portion form in our Preliminary Offering Circular dated March 24, 2023.

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Item 4. Exhibits

Exhibit No.	Description
3.1	Articles of Incorporation Previously filed with our Preliminary Offering Circular filed with the SEC on March 24, 2023
3.2	Bylaws Previously filed with our Preliminary Offering Circular filed with the SEC on March 24, 2023
12	Legal Opinion, to be filed by amendment Previously filed with our Preliminary Offering Circular filed with the SEC on March 24, 2023
23.1	Consent of audit firm Previously filed with our Preliminary Offering Circular filed with the SEC on March 24, 2023
23.2	Consent of counsel, included in Exhibit 12 Previously filed with our Preliminary Offering Circular filed with the SEC on March 24, 2023
4.1	Subscription Agreement Previously filed with our Preliminary Offering Circular filed with the SEC on March 24, 2023

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Almco Plumbing, Inc.

By /s/ Vladyslav Khorenko
Vladyslav Khorenko, CEO, CFO

Date: August 15, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following per- sons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Position

By: /s/ Vladyslav Khorenko
Vladyslav Khorenko CEO, CFO	Director, Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer

Date: August 15,2023

Name:	Position

By: /s/ Vladyslav Khorenko CEO, CFO
Vladyslav Khorenko CEO, CFO	Director, Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer

Date: August 15,2023

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